Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 16, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate Report – Class Action Lawsuit Against Walla!

Bezeq hereby reports that on July 15, 2020, Bezeq received a notice from its subsidiary, Walla! Communications Ltd. (“Walla”), regarding a lawsuit against Walla for which a motion has been filed with the Tel Aviv-Yafo District Court for the approval thereof as a class action lawsuit.

The lawsuit is based on an allegation of the misleading of users of the Walla website, Walla! News (the “Walla Website”), who wish to consume content in the form of short videos, in respect of the number and/or volume of commercial advertisements to which users are required to be exposed, as a condition for consuming the requested content and/or in respect of the standby time required in order to view the requested content. According to the petitioners, this misleading caused them and the other members of the group damages that were manifested, among other things, in a waste of time, exposure to longer screen time and impairment of their autonomy.

The compensation sought for each instance where a user on the Walla Website was exposed to the aforementioned conduct in connection with the double video ads was set at a total of NIS 25. The motion stated that the amount of the class action lawsuit could not be accurately estimated at this stage (the text of the motion stated that compensation to all members of the group amounts, in an initial assessment only, according to the claim, to a total of more than NIS 5 billion).

Walla is studying the details of the lawsuit and the motion for approval thereof as a class action, and it is not possible at this stage for Walla and/or Bezeq to assess their chances in defending the lawsuit.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.